SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36145; 812-15766

Precidian ETF Trust II, et al.

May 11, 2026.

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application to amend a prior order for exemptive relief.

Summary of Application: Applicants request an order ("Amended Order") that would amend a prior order to (i) modify the conditions a Fund must meet to use Creation Baskets that include instruments that are not included, or are included with different weightings, in the Fund's Pro Rata Basket (as defined below) and (ii) to expand the instances in which a Fund is permitted to use cash in the Fund's Pro Rata Basket.

Applicants: Precidian ETF Trust II ("Trust") and Precidian Funds LLC (the "Applicants").

Filing Dates: The application was filed on April 25, 2025, and amended on July 30, 2025, December 23, 2025, February 6, 2026, and April 20, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. Eastern time on June 5, 2026 and should be accompanied by proof of service on the Applicants in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Investment Company Act of 1940 ("Act"), hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by emailing the

Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:

The Commission: Commission's Secretary, Secretarys-Office@sec.gov.

Applicants: W. John McGuire, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue,

N.W., Washington, D.C. 20004, john.mcguire@morganlewis.com.

FOR FURTHER INFORMATION CONTACT: Kris Easter Guidroz, Senior Counsel; Daniele

Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management,

Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' fourth amended and restated application, dated April 20,

2026, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-

filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-

8090.

I.   Introduction

1.   On December 10, 2024, the Commission issued an order to the Applicants under

section 6(c) of the Investment Company Act of 1940 granting an exemption from sections

2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 thereunder, and under sections 6(c) and

17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act (the "2024

Order"),[1] which amended a previous order issued by the Commission on May 20, 2019[2] (the

"Initial Order" and, as amended by the 2024 Order, the "Prior Order"). The Prior Order allows

Applicants to operate actively-managed exchange-traded funds ("ETFs") that are not required to

disclose their full portfolio holdings on a daily basis (each, a "Fund"). Rather, each Fund

disseminates a "verified intraday indicative value," or "VIIV," reflecting the value of its portfolio

holdings, calculated every second throughout the trading day.

2.   In addition to publishing a VIIV, the Prior Order requires a Fund to offer a

Creation Basket[3] each Business Day comprised of names and quantities of instruments that

correspond *pro rata* to the Fund's portfolio holdings used to calculate the Fund's NAV for that

day except for certain specifically permitted cash substitutions ("Pro Rata Basket").[4]

3.   The Prior Order allows a Fund to offer a Creation Basket that includes

instruments that are not included in, or are included in different weightings than, the Fund's Pro

Rata Basket (a "Custom Basket") subject to the condition that, on any day the Fund offers a

Custom Basket, the Fund must first publicly disclose an Optimized Basket and an Optimized

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[1]   See Precidian ETFs Trust II, et al., Investment Company Act Release No. 35386 (Nov. 14, 2024) (the "2024 Notice") and Investment Company Act Release No. 35411 (Dec. 10, 2024).

[2]   *See* Precidian ETFs Trust, et al., Investment Company Act Release No. 33440 (April 8, 2019) (the "Initial Notice") and Investment Company Act Release No. 33477 (May. 20, 2019). The Initial Order also granted, under section 12(d)(1)(J) of the Act, an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"). The Section 12(d)(1) Relief expired on January 19, 2022. *See* Fund of Funds Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

[3]   All capitalized terms not otherwise defined in this notice have the meanings ascribed to them in the Prior Order. Further, except as specifically noted in the Application, all representations and conditions under the Prior Order will remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order requested in the Application

[4]   *See* the Initial Notice at note 19. The Funds are not able to operate in reliance on rule 6c-11 because they do not disclose their portfolio holdings on a daily basis as required by the rule. *See* rule 6c-11(c)(1)(i) (requiring an ETF to disclose prominently on its website, publicly available and free of charge, the portfolio holdings that will form the basis for the Fund's calculation of per share NAV).

Basket Overlap metric to provide market participants with additional information to evaluate arbitrage transactions involving a Custom Basket.[5]

       4.   Applicants now seek to amend the Prior Order to permit a Fund to use Custom Baskets without disclosing an Optimized Basket and the Optimized Basket Overlap. The requested amendment would also permit a Fund to substitute cash in lieu of an instrument that would otherwise be part of the Fund's Pro Rata Basket in instances in which the Fund or its investment adviser is restricted from transacting in that instrument. As a condition to Applicants' requested amendment, the Funds would comply with additional disclosure and record retention requirements.[6]

II.   The Application

       5.   Upon amending the Prior Order, each Fund will be able to offer a Custom Basket without publishing an Optimized Basket and Optimized Basket Overlap metric.[7] A Fund will continue to offer a Pro Rata Basket on any day the Fund offers a Custom Basket to provide Authorized Participants the option to transact in either basket. In addition, each Fund will continue to publish its VIIV every second throughout every trading day. Under the requested Amended Order, on each Business Day before trading opens on the Exchange where the Fund is listed, the Fund will continue to publish on its website the composition of any Custom Basket exchanged with an Authorized Participant on the previous Business Day.

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[5]   An "Optimized Basket" is a basket of securities and cash that is designed to closely track the daily performance of the Fund's actual portfolio. "Optimized Basket Overlap" is a metric that measures the overlap between the Optimized Basket and the Fund's actual portfolio.

[6]   *See* the application to amend the Prior Order, as amended and restated and filed by Precidian ETF Trust II, et al., filed April 20, 2026 (File Number 812-1576) (the "Application").

[7]   As under the Prior Order, the Funds will continue to use basket flexibility only in circumstances in which Applicants believe there will be no harm to the Funds or their shareholders and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency, and improving trading.

6.   Pursuant to the requested Amended Order, on any Business Day on which the Fund's Adviser determines the Fund should use a Custom Basket, the Adviser will cause the Fund to disclose to Authorized Participants the names and quantities of instruments that make up the Custom Basket. Applicants represent that this information will allow an Authorized Participant to compare the performance of the Custom Basket to the Fund's VIIV, and hedge potential risks of transacting in the Custom Basket that may result from differences between the value of the Custom Basket and the value of Fund's actual portfolio as reflected by the VIIV. Applicants represent that, though arbitrage may be slightly less efficient without an Optimized Basket, the VIIV combined with other publicly available information about a Fund will provide enough information to support efficient arbitrage on days that a Fund uses a Custom Basket. Applicants further note that Authorized Participants will continue to have the option to transact in a Fund's Pro Rata Basket and thereby eliminate intraday risk related to an arbitrage transaction, which makes arbitrage more efficient.

7.   Applicants also seek expanded flexibility to substitute cash for one or more instruments in the Fund's Pro Rata Basket in the event a Fund or its Adviser is restricted from transacting in the instrument on that day. Applicants represent that a Fund or its Adviser may be restricted from transacting in an instrument for a number of reasons that include restrictions directly on the Fund ("Fund Level Restrictions") and restrictions on the Adviser or one of its affiliates that impact the Fund ("Sponsor Level Restrictions"). As further discussed in the Application, Fund Level Restrictions can include regulatory requirements imposed by the Act or limits imposed by fundamental or non-fundamental investment policies that preclude a Fund from acquiring additional interests in a particular instrument. Sponsor Level Restrictions instead arise, for example, when the Fund's Adviser or an affiliate of the Adviser has material non-public

information about the issuer of an instrument that would restrict the Adviser and the Fund from transacting in that instrument, or if the Fund's Adviser or an affiliate of the Adviser (including a Fund) is restricted from acquiring more shares of an issuer due to legal restrictions on investments in certain industries.[8]

8. Under the Prior Order, a Fund may substitute cash for one or more instruments that otherwise would be included in its Pro Rata Basket only if the Fund substitutes cash for all instruments in its Pro Rata Basket (*i.e.*, uses an all-cash Creation Basket), the instrument is not available in sufficient quantity, the Authorized Participant is unable to transact in the instrument, or the instrument is not eligible for transfer through clearing agencies' settlement processes. If a Fund's Pro Rata Basket contains an instrument that becomes subject to a Fund Level Restriction or Sponsor Level Restriction, the Fund currently must either transact in an all-cash Creation Basket or use a Custom Basket to substitute cash for the instruments that are subject to the restriction. The requested relief will modify the definition of a Pro Rata Basket to include cash substitutions for an instrument that becomes subject to a Fund Level Restriction or Sponsor Level Restriction.

9. As part of the requested amendment, Applicants will maintain additional records each time that a Fund substitutes cash for restricted instruments in its Pro Rata Basket. Specifically, pursuant to condition 6, for any Creation Basket that includes cash in lieu of an instrument subject to a Fund Level Restriction or a Sponsor Level Restriction, the Fund will include in its records the nature of the restriction.

II. Requested Exemptive Relief

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[8] As an example, the Application notes that the purchase of 10% or more of the common equity of certain public utilities requires prior FERC approval under Section 203 of the Federal Power Act.

Applicants believe that the Prior Order continues to meet the relevant standards for relief

pursuant to section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of

the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and 17(a)(2) of the Act.

III.   Applicants' Conditions:

Applicants agree that any Order of the Commission granting the requested relief will be

subject to all of the conditions in the Prior Order, except condition 2 and condition 6 which are

replaced with revised and restated conditions 2 and 6 below:

2.   The website for the Trust, which will be publicly accessible at no charge, will

contain, on a per Share basis for each Fund, the prior Business Day's NAV and

market closing price or Bid/Ask Price of the Shares, a calculation of the premium

or discount of the market closing price or Bid/Ask Price against such NAV, and

any other information regarding premiums and discounts as may be required for

other ETFs under Rule 6c-11 under the Act. The website will also disclose the

median bid-ask spread for each Fund's most recent fiscal year based on the

National Best Bid and Offer at the time of calculation of NAV (or such other

spread measurement as may be required for other ETFs under Rule 6c-11 under

the Act).

6.   Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under

the Act, except that for purposes of this condition, only a Creation Basket

different from the Fund's Pro Rata Basket will be treated as a "custom basket"

under Rule 6c-11(d)(2)(ii). For any Creation Basket that includes cash in lieu of

instruments subject to a Fund Level Restriction or a Sponsor Level Restriction, the Fund's records will note the nature of the restriction. In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) all written agreements (or copies thereof) between the Fund and each AP Representative related to the AP Representative's role as such; and (ii) a copy of each Creation Basket made available on a given day.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Vanessa A. Countryman,

Secretary.